[Microtune Letterhead]

August 25, 2006

Via EDGAR

Dennis Hult

Staff Accountant

SEC Headquarters

100 F Street, NE

Washington, DC 20549

RE:	Microtune, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 3, 2006
File No. 000-31029-40
Form 8-K dated July 27, 2006

Dear Mr. Hult:

This memorandum sets forth the responses of Microtune, Inc. (the “Company” or “Microtune”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated July 28, 2006 (the “Comment Letter”), regarding your review of the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 8-K dated July 27, 2006. For your convenience, this memorandum sets forth the full text of each comment contained in the Comment Letter, followed by the Company’s response.

Form 10-K for the period ending December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 45

1.	We note your critical accounting policies, but the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. Revise future filings to comply.

Response: In future filings, we will expand our critical accounting policy disclosure to more thoroughly discuss the specific factors underlying the rationale for the determination of each accounting policy as critical, the nature of any estimates underlying each critical accounting policy and how those estimates are made, any uncertainties about those estimates inherent to each critical accounting policy, and how different assumptions, methods or conditions might affect our financial statements.

Dennis Hult

Securities and Exchange Commission

August 25, 2006

Consolidated Statement of Operations, page F-4

2.	We note that you recorded a gain in fiscal 2004 of $22.5 million in other income (expense) which represented the amount you received in settlement of a patent and anti-trust litigation. In future filings please reclassify this gain within operating income (loss), or tell us in detail why this gain is properly classified in non-operating income. Your explanation should include a discussion of why the patent and the underlying products related to the patent do not relate to your operating activities. If the patent relates to your operating activities, gains or losses related to patent lawsuits should be included in operating activities.

Response: Because the settlement agreement payment did not relate to the licensing or sale of patents or intellectual property, but instead was contractual consideration for the releases and dismissals by Microtune of its claims for past damages against Broadcom Corporation (“Broadcom”), we classified the $22.5 million settlement amount as other income. Our decision to classify the $22.5 million settlement payment as other income was based on the nature of the settlement. The litigation between Microtune and Broadcom included multiple, bidirectional claims of patent infringement (involving numerous patents) and other claims including anti-competitive and monopolistic conduct in a variety of different legal actions and venues, occurring over several years. The settlement agreement provided for the settlement of all outstanding litigation matters between the parties and further provided for the dismissal of all outstanding actions, a complete release of all claims, and a covenant not to sue.

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Investments, page F-8

3.	Please revise future filings to include all required disclosures of SFAS 115 or explain why additional disclosure is not necessary.

Response: In future filings, we will add additional disclosure, as required, or indicate why additional disclosures are unnecessary (e.g. immaterial). To date, additional disclosures have been omitted because the amounts involved were immaterial. At December 31, 2005 and 2004, available-for-sale investments consisted of auction-rate securities, which mature monthly, with no associated gains or losses in accumulated other comprehensive income. During 2005 and 2004, no realized gains and losses were generated as a result of the sale or renewal of these investments. At December 31, 2005 and 2004, the unamortized discounts on held-to-maturity investments were approximately $25,000 and $73,000, respectively.

Dennis Hult

Securities and Exchange Commission

August 25, 2006

Inventory Valuation, page F-9

4.	We note that adjustments to inventory are determined quarterly by comparing inventory levels of individual materials and parts to current demand forecast for those items. Please confirm that inventory identified through the demand review are additionally reviewed for individual facts and circumstance which either confirm or deny the need for a write-off. Discuss these individual facts and circumstance you review. Revise disclosure to discuss in future filings as well.

Response: In addition to the demand analysis referenced, we perform various other procedures to confirm the appropriateness of the inventory valuation. These other procedures include the review of product returns and warranty claims for indications of possible unsaleable inventory and a review to ensure inventory is valued at the lower of its sales price or cost basis. In future filings, we will include additional disclosure regarding these other procedures we perform.

Note 14. Geographic Information and Significant Customers, page F-30

5.	If revenue derived from any particular foreign country is material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Response: In future filings, we will include additional disclosure relative to revenue by country, where material.

Form 8-K dated July 27, 2006

6.	We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income. This format may be confusing to investors as they also reflect several non-GAAP measures, including pro forma cost of revenue, pro forma gross margin, pro forma research and development, pro forma selling, general and administrative, pro forma operating expenses, pro forma income (loss) before provisions for income taxes, and pro forma basic earnings per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

Dennis Hult

Securities and Exchange Commission

August 25, 2006

•	To eliminate investor confusion, please remove the pro forma statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: In future filings, we will present the information we provide per your comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Jeffrey A. Kupp or Phillip D. Peterson at (972) 673-1610 or (972) 673-1886, respectively.

Sincerely,

/s/ Jeffrey A. Kupp
Jeffrey A. Kupp Chief Financial Officer

cc:	Angela J. Crane

Accounting Branch Chief

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Phillip D. Peterson

General Counsel

Microtune, Inc.

Craig N. Adams

Baker Botts L.L.P.

2001 Ross Avenue, Suite 700

Dallas, Texas 75201-2980